

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

March 11, 2008

General Steel Holdings, Inc.
Attention: Mr. Zuosheng Yu, Chairman and Chief Executive Officer
c/o Howard H. Jiang, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

**Re:    General Steel Holdings, Inc.**
**Registration Statement on Form S-1**
**Filed February 13, 2008**
**File No. 333-149217**

Dear Mr. Zuosheng Yu:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note that in your offering you are proposing to register the resale of 5,385,189 shares of common stock underlying convertible securities.  In your filing, you disclose that, as of February 10, 2008, there were 34,861,365 shares of your common stock outstanding, and 24,088,900 of these shares were held by your directors and executive officers as a group. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, the transaction appears to be a primary offering.  If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or identify the selling stockholders as underwriters and, if you are not S-3 eligible under General Instruction I.B.1, please

include a fixed price at which the securities will be sold for the duration of the offering. Please include in your response an analysis of whether you are S-3 eligible under General Instructions I.A and I.B.1.

2.      Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.  In addition, please disclose the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling security holders and any of their affiliates in the first year following the sale of convertible notes.

3.      Please provide tabular disclosure of the total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the convertible notes, with the following information disclosed separately:

- the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

    ➢  if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

    ➢  if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling security holders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders, presented in a table with the following information disclosed separately:

- the market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  ➢ if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  ➢ if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5.     Please provide tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible notes transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders that is disclosed in response to comments 3 and 4.

Further, please disclose—as a percentage—of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6.     Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7.     Please provide tabular disclosure comparing:

- the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders;

- the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements;

- the number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders;

- the number of shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders; and

- the number of shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.     Please provide the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether—based on information obtained from the selling security holders—any of the selling security holders have an existing short position in the company's common stock and, if any of the selling security holders have an existing short position in the company's stock, the following additional information:

➢ the date on which each such selling security holder entered into that short position; and

➢ the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

9.    Please disclose:

• a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons)—the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

• copies of all agreements between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10.    Please describe the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Prospectus Cover Page, page 3

11.    We note your heading "Resale of $40 million Convertible Notes" and your statement on the prospectus cover page that you "are registering . . . 3,849,239 shares of [your] common stock in the form of convertible notes."  However, in the registration fee table on the registration statement cover page you do not reflect that you are registering the

notes. Please revise your disclosure throughout the prospectus to clarify whether you are only registering the resale of the shares of common stock underlying the convertibles notes or whether you are also registering the resale of the convertibles notes.

12. You state in the first paragraph that the selling shareholders may sell the securities from time to time, yet on the registration statement cover page you have not checked the box reflecting that the securities are being offered under Rule 415 of the Securities Act. Please advise.

This Offering, page 18

13. We note your statements in your "This Offering" discussions on page 18 and in the prospectus summary on page 9 that there will be 40,246,554 shares of common stock outstanding after the offering. Please clarify how you calculated this number.

Use of Proceeds, page 18

14. We note that any proceeds from the exercise of the Warrants or the Notes will be used to repay a loan from your chairman and chief executive officer, Mr. Yu, and to partially fund the working capital needs of your joint venture. Regarding the loan you received from Mr. Yu, please add the following information to your "Use of Proceeds" discussions on page 18 and in the prospectus summary on page 10:

- the largest aggregate amount of principal outstanding since the beginning of your last fiscal year;

- the amount of principal outstanding as of the latest practicable date;

- the amount of principal paid since the beginning of your last fiscal year;

- the amount of interest paid since the beginning of your last fiscal year;

- the rate of interest payable on the loan;

- the term of the loan; and

- the purpose of the loan.

Selling Shareholders, page 19

15. Please include a column in the table for the number of shares being offered by each selling shareholder that underlie the convertible notes. Ensure that these amounts are consistent with the aggregate amount being registered in the fee table on the registration statement cover page. Also revise the table to include all of the information required by Item 507 of Regulation S-K.

16.     We note your statement that none of the selling security holders are or were affiliated with registered broker-dealers.  Please clarify this statement, since it appears from the fee table on the registration statement cover that Merriman Curhan Ford & Co. and Jian Ke received commissions in connection with the private placement.  Also, the table indicates that these shareholders are not offering any securities. Please revise.

17.     With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that security holder.

Management, page 23

Executive Compensation, page 25

18.     Please revise your executive compensation disclosure to comply with the current requirements of Item 402 of Regulation S-K, including a compensation discussion and analysis section.

Exhibits, page II-2

19.     Please add the form of Senior Convertible Note as an exhibit to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,


Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq. (Via Facsimile 212-310-1682)